Exhibit 99.23

News Release

NORBORD REPORTS 2015 RESULTS; ANNOUNCES INVERNESS REINVESTMENT; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated. Results reflect combined company performance following completion of merger with Ainsworth Lumber Co. Ltd. (Ainsworth) on March 31, 2015 and all prior period comparatives have been restated.

2015 HIGHLIGHTS

•	Full-year adjusted EBITDA of $122 million; adjusted loss of $0.17 per diluted share

•	Completed merger with Ainsworth, creating the largest global OSB producer

•	Captured $18 million in merger synergies ($27 million annualized) to-date, more than half of $45 million total commitment

•	Record annual production at six mills; production volume up 4%

•	Achieved $43 million in Margin Improvement Program gains

•	Returned $40 million in dividends to shareholders in 2015; declared quarterly dividend of CAD $0.10 per share to shareholders of record on March 1, 2016

•	Approved $135 million investment to modernize Inverness, Scotland OSB mill

TORONTO, ON (January 28, 2016) – Norbord Inc. (TSX: NBD) today reported Adjusted EBITDA of $57 million for the fourth quarter of 2015 versus $30 million in the prior quarter and $14 million in the fourth quarter of 2014. For the full-year 2015, Norbord recorded Adjusted EBITDA of $122 million compared to $115 million in 2014 as higher shipment volumes and a number of cost improvements offset lower oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $95 million compared to $82 million in the prior year and European operations delivered Adjusted EBITDA of $38 million versus $47 million in the prior year.

“2015 was a significant year in many respects for Norbord, even though our progress is just starting to become visible in our sequential quarterly results,” said Peter Wijnbergen, Norbord’s President and CEO. “We completed our merger with Ainsworth in March to form the world’s largest OSB company and have since been focused on delivering the synergies from this combination. We have captured $27 million in annualized synergies to-date and I am confident in our ability to deliver the full $45 million target by the end of 2016.”

“Norbord’s mills in both North America and Europe continued to deliver strong operational results in 2015, with six mills setting annual production records. We achieved $43 million in Margin Improvement Program gains, reflecting the ongoing effort across our company to reduce manufacturing costs and increase productivity. US housing continues to recover at a gradual pace and we finished 2015 with a stronger than expected North American market. North American OSB demand continues to grow and sales to our home construction, home improvement and industrial customers are all increasing.”

“In Europe, our panel business delivered its 23rd consecutive quarter of stable EBITDA. Sales volumes in our key UK and German markets continue to improve as OSB market share gains versus plywood accelerate. With the merger integration now well advanced and positive momentum in our North American business, the time is right to embark on the next phase of our growth plans – I am pleased to announce that our Board has approved a $135 million capital investment to modernize and expand our Inverness, Scotland OSB mill to serve rapidly growing customer demand in Europe.”

Norbord recorded Adjusted earnings of $16 million or $0.19 per share (basic and diluted) in the fourth quarter of 2015 versus an Adjusted loss of $4 million or $0.05 per share in the third quarter of 2015 and an Adjusted loss of $16 million or $0.18 per share in the fourth quarter of 2014. Despite a much stronger fourth quarter result, for the full year 2015 the Company recorded an Adjusted loss of $14 million or $0.17 per share compared to an Adjusted loss of $17 million or $0.20 per share in 2014 due to a number of one-time merger-related expenses. Adjusted earnings/losses exclude non-recurring items and use a normalized income tax rate:

$ millions	Q4-2015	Q3-2015	Q4-2014	2015	2014
Earnings (loss)	13	(9)	(26)	(56)	(39)
Adjust for:
Ainsworth merger transaction costs	—	—	9	8	10
Costs to achieve Ainsworth merger synergies	3	—	—	7	—
Costs on early extinguishment of Ainsworth Notes	—	—	—	25	—
Revaluation loss on Ainsworth Notes	—	—	13	24	39
Costs on terminated LP acquisition	—	—	—	—	2
Reported income tax expense (recovery)	6	3	(18)	(27)	(35)

Adjusted pre-tax earnings (loss)	22	(6)	(22)	(19)	(23)
Income tax (expense) recovery at statutory rate	(6)	2	6	5	6

Adjusted earnings (loss)	16	(4)	(16)	(14)	(17)

Market Conditions

In North America, US housing starts were approximately 1.11 million in 2015, up 11% from 1.00 million in 2014. Permits were 12% higher year-over-year. Single family starts, which use approximately three times more OSB than multifamily, increased by 10%. US housing economists are forecasting 2016 starts of approximately 1.25 million, which suggests a further 13% year-over-year improvement.

According to APA – The Engineered Wood Association, North American OSB production increased by 2.4% in 2015 to approximately 20.4 Bsf (3/8-inch basis) and plywood production decreased by 1.1%. An apparent inventory destocking in the supply chain during the first half of the year, as well as lower export volumes due to the stronger US dollar, meant that stronger North American OSB consumption did not all translate into increased demand on OSB mills in 2015. However, demand improved in the second half of the year and this drove higher OSB prices.

In the fourth quarter of 2015, North Central benchmark OSB prices averaged $242 per thousand square feet (Msf) (7/16-inch basis), up $38 from the prior quarter and $26 from the fourth quarter of 2014. In the South East region, where approximately 35% of Norbord’s North American OSB capacity is located, prices averaged $221 per Msf in the quarter, up $45 from the prior quarter and $11 from the fourth quarter of 2014. In the Western Canada region, where approximately 30% of Norbord’s North American capacity is located, prices averaged $204 per Msf in the quarter, compared to $158 in the previous quarter and $172 in the same quarter last year.

The North Central benchmark OSB price averaged $209 per Msf in 2015 compared to $218 in 2014, a 4% decrease. North Central prices improved as the year progressed – from a low of $175 per Msf in April to a high of $257 in November, finishing the year at $230. South East benchmark prices were largely unchanged, averaging $187 per Msf compared to $188 in the prior year. Western Canadian benchmark prices averaged $169 per Msf, compared to $196 in the prior year.

Norbord’s core European panel markets in the UK and Germany all experienced strong demand growth in 2015 and the economic fundamentals in these regions continue to recover. The UK, where three of Norbord’s four European mills are located, led the recovery with unemployment remaining below 6%, GDP growth of over 2% and housing starts increased by 6% compared to the prior year, supported by improved consumer confidence. In Germany, Norbord’s largest Continental European market, housing starts increased for the seventh consecutive year.

Full-year 2015 average European panel prices were 10% lower than 2014. Continental OSB prices recovered in the second half of the year. Particleboard prices were steady while medium density fibreboard (MDF) prices (which are less directly impacted by the recovering housing sector) declined modestly.

Performance

North American OSB shipments for the fourth quarter were up 4% versus the third quarter and 11% versus the same quarter last year due to increased demand. Shipments for the full year increased 4% compared to the prior year. For the full year, Norbord’s operating OSB mills produced at 88% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec), up from 84% in 2014 and in line with the increase in shipments. Annual production records were achieved at four of the Company’s North American OSB mills.

Norbord’s full-year North American OSB cash production costs per unit decreased 9% versus 2014 due to lower raw material use and resin prices, increased production volume and the weaker Canadian dollar.

In Europe, shipments increased 5% over the prior year. Production was 3% higher as Norbord’s panel mills ran on full operating schedules in 2015, excluding maintenance and holiday shutdowns. The European mills produced at 97% of stated capacity in 2015, compared to 94% in 2014. Annual production records were achieved at one OSB mill and both the particleboard and MDF lines.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $43 million in 2015, primarily from improved productivity and lower raw material use. Merger synergies and paybacks on recent investments in fines screening technology also contributed to this year’s strong MIP result. MIP gains are measured relative to the prior year at constant prices and exchange rates.

Capital investments totaled $70 million in 2015 and included fines screening projects at two mills, wood-handling projects at another two mills and additional work to rebuild the press line at the curtailed Huguley, Alabama mill. Given the slower than expected pace of the US housing recovery, the press refurbishment at Huguley continues, but at a slow pace. Norbord’s 2016 planned capital expenditures are targeted at $75 million and include further debottlenecking and cost reduction projects under the Company’s multi-year capital reinvestment strategy. This target does not include spending for the strategic investment to modernize the Inverness OSB mill.

Operating working capital increased by $19 million during the year to $125 million at year-end. Working capital continues to be managed at minimal levels across the Company and the year-over-year increase was largely driven by accrued transaction costs related to the merger at year-end 2014.

At year-end, Norbord had unutilized liquidity of $344 million, consisting of $9 million in cash and $335 million in unused credit lines. At year-end, $30 million was drawn under the accounts receivable securitization program. The Company’s tangible net worth was $724 million and net debt to total capitalization on a book basis was 51%. Both ratios remain well within bank covenants.

Inverness Project

Norbord also announced today that its Board of Directors has approved a $135 million (£95 million) investment to modernize and expand its OSB mill in Inverness, Scotland, nearly doubling its capacity to 720 million square feet (MMsf) (3/8-inch basis) (640,000 cubic metres). The project will involve the installation of modern continuous press technology on a new production line to replace two smaller, dated multi-opening presses. It will build upon the mill’s access to the most competitive wood fibre basket in western Europe and the existing infrastructure at the Inverness site. Investment returns will be driven by lower manufacturing costs and the flexibility to produce a broader selection of panel products to serve the European marketplace. Demand for OSB in Norbord’s key western European markets has been growing at a cumulative average rate of 9% over the past four years, driven by accelerating substitution away from higher cost, imported plywood. The Company’s European mills are running at full capacity, and with direct road, rail and port access at Inverness, the 325 MMsf of incremental capacity from the project will position Norbord to meet this growing demand and continue to efficiently serve its customers across the UK and on the European continent. The government of Scotland is investing up to €15 million (£12 million) in the project through a development grant from the Highlands & Islands Enterprise. Norbord expects the new line to come online in the second half of 2017, with no disruption to existing production capacity in the interim.

Added Mr. Wijnbergen: “Our European business is a source of diversification that is unique to Norbord among OSB producers, and brings stability to our earnings through the business cycle. This is an important strategic investment, focused on the fastest-growing market for OSB, and will make our already strong European business a more meaningful part of our financial results.”

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on March 21, 2016 to shareholders of record on March 1, 2016.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Additional Information

Norbord’s year-end 2015 letter to shareholders, news release, management’s discussion and analysis, annual consolidated audited financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com) and are available in the investor section of the Company’s website at www.norbord.com. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Thursday, January 28, 2016 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until February 26, 2016 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 3647171. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.6 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See “Non-IFRS Financial Measures” in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 for a quantitative reconciliation of Adjusted EBITDA and adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).